Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco” or “Company”), in addition to the Announcements to the Market disclosed on August 16, 2013 and February 03, 2014 regarding the receipt of a tax assessment notice from the Brazilian Federal Revenue Service collecting Income Tax and Social Contribution on Net Profit arising from the corporate operation relating to the association between the Itaú and Unibanco financial conglomerates, communicates to its stockholders and the market in general that a decision on the matter was issued today by the Administrative Board of Tax Appeals (CARF).

The Administrative Council of Tax Appeals (CARF), by the Ordinary Instance, issued a favorable decision to the Company, recognizing that the intended collections of Income Tax and Social Contribution on Net Profit were inapplicable and ratifying the regularity and legitimacy of the merger of Itaú and Unibanco in the way it was fully approved by the Central Bank of Brazil, the Brazilian Securities and Exchange Commission (CVM) and the Administrative Council for Economic Defense (CADE), which reaffirms the Company’s understanding that the operations carried out in 2008 were legitimate, as approved by the management bodies of the companies involved and their respective stockholders and ratified by the proper authorities, in strict compliance with all the applicable legal requirements, including tax requirements.

Since the receipt of the tax assessment notice from the Brazilian Federal Revenue Service, Itaú Unibanco has believed that the risk of loss in the above mentioned tax proceeding was remote, an understanding that has been supported by its attorneys and external advisors.

The Company awaits the official publication of the administrative decision.

São Paulo (SP), April 10, 2017.

MARCELO KOPEL

Investor Relations Officer